                                                                   May 5, 2006

VIA OVERNIGHT MAIL

Mr. Michael L. Kosoff
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0506

Re: HARTFORD LIFE INSURANCE COMPANY
    Separate Account VL I
    Initial Registration Statement on Form N-6
    Files Nos. 333-131135; 811-07271

    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
    Separate Account VL II
    Initial Registration Statement on Form N-6
    File Nos. 333-131133; 811-07274

Dear Mr. Kosoff:

Thank you for your comments on March 20, 2006 regarding the above captioned filings made on January 19, 2006. Presented below are our revised responses to your comments.

1.        BACK COVER PAGE

COMMENT: Please reduce the type size of the Investment Company Act file number on the back cover page so that the type size is smaller than that generally used in the prospectus. (SEE FORM N-6 ITEM 1(B)(4).)

RESPONSE: We have reduced the type size as requested.

2.        SUMMARY OF BENEFITS AND RISKS, PAGE 4

COMMENT: Please include in the summary that there may be a withdrawal charge as well a surrender charge associated with a withdrawal.

RESPONSE: A surrender charge is not assessed on a withdrawal. We have deleted any references in the prospectus that indicate that surrender charges are assessed on a withdrawal.

3.        SUMMARY OF BENEFITS AND RISKS--NO LAPSE GUARANTEE, PAGE 4

COMMENT: Please explain how unpaid charges are treated under the No Lapse Guarantee. (i.e. Do they accumulate? Are they forgiven?)

RESPONSE: We have added the following underlined disclosure:

Without the No-Lapse Guarantee, your policy will lapse if the value of your policy is insufficient to pay your monthly charges. IF THE NO-LAPSE GUARANTEE IS AVAILABLE AND YOUR POLICY VALUE IS INSUFFICIENT TO PAY YOUR MONTHLY CHARGES, WE WILL WAIVE ANY PORTION OF THE MONTHLY CHARGES THAT COULD NOT BE COLLECTED. THEREFORE, when the No-Lapse Guarantee is available, the policy will not lapse, regardless of the investment performance of the underlying funds.

4.        FEE TABLES--TRANSACTION FEES, PAGE 6

COMMENT: Please include disclosure in the fee table that withdrawals are also subject to any applicable surrender charges.

RESPONSE: As stated in response to Comment 2 above, withdrawals are not subject to a surrender charge.

5.        FEE TABLES--PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES, PAGE
          7

COMMENT: With regard to the Mortality and Expense Risk Charge, please explain the use of the word "plus" following each disclosure in the "Amount Deducted" column.

RESPONSE: We have deleted the word "plus" in each instance as these were typos.

6.        FEE TABLES--ANNUAL FUND OPERATING EXPENSES, PAGE 8

A) COMMENT: Please note that this registration statement, which is intended to become effective on or around May 1, 2006, should reflect Annual Operating Expenses more current than December 31, 2004 and must be reviewed before the registration statement can go effective. Also, master fund fees must be reflected in the table.

B) COMMENT: In the Cost of Insurance Charges, please define the term "net amount at risk."

C)  COMMENT: Please explain what the "Monthly per $1,000 charge" is for.

RESPONSE:

a) We have included the Annual Operating Expenses for the funds as of December 31 2005.

b) We have changed the terminology from "Net Amount of Risk" to "Amount of Risk" and have added the following definition in the Glossary of Special Terms:

    Amount at Risk: an amount equal to the Death Benefit minus the Account
    Value.

c) We have added the following disclosure:

    The Monthly per $1,000 charge compensates us for expenses incurred in issuing, distributing and administering the policy.

7.        ABOUT US--SEPARATE ACCOUNT VL II, PAGE 9

COMMENT: Please include the representations listed on Form N-6, item 4(b).

RESPONSE: We have added the following disclosure:

    Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Company's other assets. The Company is obligated to pay all amounts promised to policy owners under the policy. Your assets in the Separate Account are held exclusively for your benefit and may not be used for any other liability of Hartford.

8.        VOTING RIGHTS, PAGE 14

COMMENT: Please explain how votes are allocated as per Form N-6, item 4(e), (e.g. one vote per share)

RESPONSE: We have added the following disclosure:

    We determine the number of Fund shares held in a Sub-Account attributable to each policy owner by applying a conversion factor to each policy owner's unit balance. The conversion factor is calculated by dividing the total number if shares attributable to each sub-account by the total number of units in each Sub-Account. Fractional votes will be counted. We determine the number of shares as to which the policy owner may give instructions as of the record date for a Fund's shareholder meeting.

9.        CHARGES AND DEDUCTIONS--PREMIUM CHARGE, PAGE 15

COMMENT: Please explain what is provided in consideration for this charge.

RESPONSE: We have added the following disclosure:

    The premium charge compensates us for costs incurred in the distribution and sale of the policy.

10.       YOUR POLICY--ALLOCATIONS TO SUB-ACCOUNTS AND THE FIXED ACCOUNT, PAGE
          16

COMMENT: Please revise the disclosure language to make it clear that the Fixed Account is not a sub-Account.

RESPONSE: We have revised the disclosure as follows:

    You may allocate amounts to a maximum of twenty (20) investment choices including the Sub-Accounts and Fixed Account.

11.       YOUR POLICY--TRANSFERS OF ACCOUNT VALUE, PAGE 16

A) COMMENT: The disclosure language states that one can transfer amounts among the Fixed Account and Sub-Accounts subject to a charge described below, however there is no such discussion of the charge. Please add language which discusses the transfer fees.

RESPONSE: We have added the following underlined disclosure and deleted the crossed out disclosure:

    You may transfer amounts among the Fixed Account and the Sub-Accounts. We reserve the right to charge a transfer fee of up to $25 per transfer in excess of one transfer per calendar month.

B) COMMENT: Please make it clear whether the transfer fee, when charged, applies to individual transfers between Sub-Accounts (and the fixed account), or whether a transfer is defined in the same way it is in the Sub-Account Transfer section of the registration statement.

RESPONSE: We have added the following underlined disclosure in the Fee Table:

    Transfer Fee*

    * A transfer is a transaction requested by you that involves reallocating part or all of your Policy Value among the Sub-Accounts. The fee is currently not being deducted.

12.       YOUR POLICY--ABUSIVE TRANSFER POLICY, PAGE 18

COMMENT: Please either explain supplementally why these policies will deter market timers subject to the noted exceptions, or note that your policies may not detect or deter all market timers.

RESPONSE: We have added the following disclosure:

    In summary, our Abusive Transfer policy is designed to respond to transfer activity identified by the underlying Funds that may indicate abusive trading or market timing. We believe that this policy will detect and deter some, but not all, market timers. Since we combine ("net") purchases and redemptions for a particular fund across multiple products, an underlying Fund might not be able to detect certain trading activity because it is included with the net transaction.

13.       YOUR POLICY--TRANSFERS FROM THE FIXED ACCOUNT, PAGE 19

A) COMMENT: Please clarify supplementally how long it would take a policy owner who held $100,000 in the fixed Account to move the entire $100,000 into one or more of the variable investment choices under your limitations.

RESPONSE: We have added the following disclosure in the Policy Summary Section:

    FIXED ACCOUNT TRANSFER RESTRICTIONS--There are limitations on the timing, frequency and amount of transfers from the Fixed Account. These limitations are fully described in the "Your Policy" section of this prospectus. As a result of these limitations, it may take a significant amount of time (several years) to move policy value in the Fixed Account to the Sub-Accounts.

In addition we have added the following disclosure under "Transfers from the Fixed Account" in the "Your Policy Section":

For example, it may take 18 years to move $100,000 from the Fixed Account (assuming no growth on the account or policy charges)

                   BEGINNING
                     FIXED                  AMOUNT               ENDING
                    ACCOUNT               TRANSFERRED            BALANCE
 YEAR              BALANCE($)                 ($)                  ($)
-------            -----------            ------------           --------
     1               100,000                 25,000               75,000
     2                75,000                 18,750               56,250
     3                56,250                 14,063               42,188
     4                42,188                 10,547               31,641
     5                31,641                  7,910               23,730
     6                23,730                  5,933               17,798
     7                17,798                  4,449               13,348
     8                13,348                  3,337               10,011
     9                10,011                  2,503                7,508
    10                 7,508                  1,877                5,631
    11                 5,631                  1,408                4,224
    12                 4,224                  1,056                3,168
    13                 3,168                    792                2,376
    14                 2,376                    594                1,782
    15                 1,782                    445                1,336
    16                 1,336                    334                1,002
    17                 1,002                    251                  752
    18                   752                    752                    0

In addition, if you choose to participate in an Asset Allocation Program after you have allocated money to the Fixed Account, the entire value in the Fixed Account will not be immediately eligible for the Asset Allocation Program.

B) COMMENT: Please confirm whether a policy owner, who has assets in the Fixed Account, can choose to have his entire account value participate in an asset allocation program without offending the restriction on transfers out of the Fixed Account.

RESPONSE: The Fixed Account is not an available investment choice under an asset allocation program. To clarify our disclosure we have added the following sentence in the Asset Allocation Program under Other Benefits:

    The Fixed Account is not an available investment choice under an asset allocation program.

C) COMMENT: Please confirm whether the restriction on transfers from the Fixed Account includes transfers from the Fixed Account to the Loan Account.

RESPONSE: The restrictions do not included transfers from the Fixed Account made as a result of a policy loan. To clarify our disclosure we have added the following underlined disclosure in the Transfers from the Fixed Account section under Your Policy:

    Except for transfers made under the Dollar Cost Averaging Program OR TRANSFERS MADE AS A RESULT OF A POLICY LOAN, any transfers from the Fixed Account must occur . . .

14.       YOUR POLICY--DEFERRAL OF PAYMENTS, PAGE 20

COMMENT: Please explain why you would delay payments which are not attributable to the Sub-Accounts.

RESPONSE: We have added the following disclosure:

    State law allows us to defer payment of Cash Surrender Values, withdrawals and loan amounts which are not attributable to the Sub-Accounts for up to six months form the date of the request. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. If we defer payment for more than 30 days, we will pay you interest.

15.       YOUR POLICY--CHARGES TO CONTRACT OR SEPARATE ACCOUNT

COMMENT: Please explain why a change to the Contract or Separate Account may be made as per Form N-6, item 6(c) (1). (e.g., changes in applicable law or interpretations of law)

Please explain who, if anyone, must be notified of any change as per Form N-6, item 6(c) (3).

RESPONSE: We have added the following disclosure:

    MODIFICATION OF POLICY AND CHANGE IN OPERATION OF THE SEPARATE ACCOUNT--The only way the policy may be modified is by written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistance Secretaries. At our election and subject to any necessary vote by persons having the right to give instructions on the voting of Fund shares held by the Sub-Accounts, the Separate Account may be operated as a management company under the Investment Company Act of 1940 (the Act) or any form permitted by law, may be deregistered under the Act in the event registration is no longer required, or may be combined with one or more Separate Accounts.

    Upon notice to policy owners and subject to any required regulatory approvals, we may make certain modifications to the policy that are necessary to operate the Separate Account in any form permitted under the Act or in any form permitted by law, including: (1) the transfer of value in any Sub-Account to another Sub-Account or to one or more other separate accounts; (2) add, combine, or eliminate Sub-Accounts in the Separate Account or combine the Separate Account with another separate account; (3) substitute for the units held by any Sub-Account the units of another Sub-Account or another investment company or any other investment permitted by law; (4) make any changes required to comply with the requirements of any Fund, including, but not limited to, the imposition of a redemption charge or other fee by a Fund; or (5) make any other modifications to the Policy that, in Our judgment, are necessary or appropriate to ensure that it continues to qualify as life insurance under the applicable section(s) of the Internal Revenue Code, or any other applicable law, regulation or interpretation.

16.       YOUR POLICY--ESTATE PROTECTION RIDER, PAGE 20

COMMENT: Please provide disclosure that states when then rider may be purchased (whether it must be purchased at issue), if and how it can be discontinued, and whether charges continue after the rider is discontinued.

RESPONSE: We have added the following underlined disclosure:

    ESTATE PROTECTION RIDER--This rider provides additional insurance protection for the first four policy years. There is a charge for the rider and it may only be purchased at issue. The rider may be cancelled at anytime. There are no charges for the rider after it has been cancelled or terminated.

17.       YOUR POLICY--BENEFITS WHEN THE YOUNGER INSURED REACHES AGE 120, PAGE
          21

COMMENT: Please supplementally explain the relevance of the sixth bullet point. More specifically, please explain the reference to the term "Benefit Account" which is not defined nor used elsewhere in the registration statement.

RESPONSE: This bullet is a typo and has been removed.

18.       YOUR POLICY--ACCOUNT VALUES, PAGE 24

COMMENT: Please make it clear that the term "Commission" refers to the Securities and Exchange Commission.

RESPONSE: We have defined Commission to be the Securities and Exchange
Commission.

19.       YOUR POLICY--DEATH BENEFITS AND POLICY VALUES, PAGE 24

COMMENT: Please supplementally explain under what circumstance a policy owner would choose Death Benefit Option A over Options B and C. It appears that Option A would equate to an amount less than or equal to Options B or C.

Please supplementally explain under what circumstance a policy owner would choose Death Benefit Option D over Option B. It appears that Option D would equate to an amount less than or equal to Option B.

Please include a dollar sign before "10 million" in the description of Death Benefit Option C. This comment is equally applicable to the description of Option C in the Summary of Benefits and Risks section.

RESPONSE: We have added the following disclosure after the description for Option A:

    Of the available options, Option A provides the lowest amount of Death Benefit protection and also costs the policy owner the least since cost of insurance charges are applied to the Amount at Risk and the Amount at Risk is the lowest with Option A. Option A should be considered when a policy owner wants a certain level of life insurance protection.

We have added the following disclosure after the description for Option B:

    Policy owners who are would like to put large amounts of premium into the policy with the potential of increasing their death benefit might consider Option B. The annual premium payable with respect to section 7702 of the IRC is highest under the Option B death benefit option.

We have added the following disclosure after the description for Option C:

    Policy owners may consider this option if the policy is part of a split dollar arrangement where one beneficiary may be entitled to the face amount and another to the premiums paid.

We have added the following disclosure after the description for Option D:

    Policy Owners may consider switching to this option from Option B if they would like to potentially minimize their Amount at Risk (and therefore potentially minimize their cost of insurance charges) through potential increases in Account Value without having to provide evidence of insurability.

20.       MAKING WITHDRAWALS FROM YOUR POLICY--WITHDRAWALS, PAGE 25

COMMENT: Please reconcile this section with the "surrender charge" section which says that you pay a surrender charge only on surrender of the policy.

RESPONSE: This is an error and has been corrected. Surrender charges are not assessed on policy withdrawals.

21.       LOANS--EFFECTS OF LOANS ON ACCOUNT VALUE, PAGE 26

COMMENT: Please include that a loan will have a permanent effect on your account value and death benefit, as per Form N-6, item 10(d).

RESPONSE: We have added the following disclosure:

    A loan, whether or not repaid, will have a permanent effect on your Account Value and Death Benefit.

22.       LOANS--POLICY LOAN RATES, PAGE 26

COMMENT: Policy loans rates should be reflected in the fee tables.

RESPONSE: The policy loan rates are included in the fee table.

23.       LAPSE AND REINSTATEMENT--NO LAPSE GUARANTEE, PAGE 27

COMMENT: Please explain the use of the term "Modification of Cash Surrender Value Endorsement" which is not defined nor used elsewhere in the registration statement.

RESPONSE: This is an error and the disclosure has been removed.

24.       LAPSE AND REINSTATEMENT--REINSTATEMENT, PAGE 27

COMMENT: Please clarify whether, upon reinstatement, Monthly Deduction Amounts that were due and unpaid during the Grace Period must be repaid to the insurance company or whether this amount is included in Account Value (allocated to the fixed or variable investment options).

RESPONSE: We have added the following disclosure:

    Upon reinstatement, the Account Value of the reinstated policy is reduced to reflect the Monthly Deduction Amounts that were due and unpaid during the Grace Period.

25.       PERFORMANCE DATA, SAI PAGE 4

COMMENT: Please correct the following typographical error. "The performance history of the underlying funds includes deductions for the total fund operating expenses of the Funds.

RESPONSE: The sentence is accurate as originally written. Please clarify why you think there is a typographical error.

26.       POWER OF ATTORNEY

COMMENT: The Power of Attorney should relate to a specific filing. SEE Rule 483(b) under the Securities Act of 1933.

RESPONSE: We have revised our Power of Attorney (POA) to refer to only one form type (N-6) and have included a list of the 1933 Act filing numbers that the POA is valid for.

27.       FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

COMMENT: Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

RESPONSE: The financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

28.       TANDY REPRESENTATION

COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    o the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

RESPONSE: Enclosed we have furnished a letter acknowledging the above as well as our written request for acceleration.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
Counsel

                                                               [Hartford Logo]

May 5, 2006

VIA EDGAR

Mr. Michael Kosoff
Office of Insurance Products,
Room 5122, Mail Stop 5 - 6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

Re: HARTFORD LIFE INSURANCE COMPANY
    Separate Account VL I
    Pre-Effective Amendment
    Registration Statement on Form N-6
    Files Nos. 333-131135; 811-07271

    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
    Separate Account VL II
    Pre-Effective Amendment
    Registration Statement on Form N-6
    File Nos. 333-131133; 811-07274

Dear Ladies and Gentlemen:

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectuses and related statements of additional information for the above referenced registration statements filed on Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch
Counsel

                                                           [The Hartford Logo]

May 3, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549-0506
Attention: Filing Room

Re: Hartford Life Insurance Company ("Registrant")
    Registration Statement on Form N-6 ("Registration Statement")
    Pre-Effective Amendment No. 1
    File No. 333-131135

Members of the Commission:

    Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life Insurance Company, hereby requests that the registration statement electronically filed via EDGAR on Form N-6 (File No. 333-131135) be accelerated and declared effective on May 3, 2006, or as soon thereafter as is reasonably practicable.

    You may direct any questions regarding this filing to the undersigned at
(860) 843-5445.

                                  HARTFORD LIFE INSURANCE COMPANY

By:      /s/ Christopher M. Grinnell
         --------------------------------------------

         Christopher M. Grinnell, Assistant

         Vice President

                                  HARTFORD EQUITY SALES COMPANY, INC.

By:      /s/ John N. Giamalis
         John N. Giamalis, Senior Vice President